Contact

www.linkedin.com/in/sorabaekim
(LinkedIn)

Top Skills

Business Strategy
Financial Modeling
Strategy

Languages

English (Full Professional)
Spanish (Native or Bilingual)
Korean (Native or Bilingual)

Sora Bae Kim

.
Seoul, South Korea

Experience

Atinum Partners
Director
December 2019 - Present (4 years 2 months)
Seoul, South Korea

Kellins AG
Vice President
November 2018 - August 2019 (10 months)
Zürich Area, Switzerland

Alignment Credit
Investment Professional
September 2015 - October 2018 (3 years 2 months)
New York, United States

Third Square Investments
Investment Research Analyst
November 2014 - September 2015 (11 months)

LINE Euro-Americas Corp.
Business Development Manager
July 2014 - October 2014 (4 months)

United Nations
UN ESCAP Trade and Investment Intern
May 2013 - August 2013 (4 months)

Adams Kara Taylor
Structural Engineer
November 2008 - June 2012 (3 years 8 months)

Education

MIT Sloan School of Management

Master of Business Administration (MBA), Finance · (2012 - 2014)

Imperial College London

MEng, Civil Engineering · (2004 - 2008)